

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Curé-Boivin
Boisbriand, Québec J7G 2A7, Canada

      Re: Vision Marine Technologies Inc.
         Draft Registration Statement on Form F-1
         Submitted on July 25, 2025
         CIK 0001813783

Dear Alexandre Mongeon:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Tim Dockery